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File No.82-5139

CYBIRD®

JASDAQ

URL : http://www.cybird.co.jp/english/investor/index.html

News Release

October 28, 2004

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

Notice regarding the Sale of a Portion of Stake in Affiliate

Tokyo, Japan, October 28, 2004 — CYBIRD Co., Ltd. announced that a decision to sell a portion of its stake in K Laboratory Co., Ltd. (currently an affiliate accounted for by the equity method) was made in a meeting of the board of directors today. Details are as follows.

I. Details of Share Transfer

1. Company Acquiring Shares
   - (1) Company name: usen Corp.
   - (2) Representative: Yasuhide Uno, President and CEO
   - (3) Head office: 2-11-1 Nagatacho, Chiyoda-ku, Tokyo
   - (4) Main business: Broadcasting, broadband , retail businesses and Internet services

2. Transaction Profile
   - (1) Number of shares to be sold: 415 shares
   - (2) Sales amount: ¥290 million

3. CYBIRD's Total Shares and Share Ownership Before and After Share Transfer

	Before Transfer	After Transfer
CYBIRD's share ownership	1,835 shares	1,420 shares
Proportion of all shares issued	25.85%	20.00%

4. Transfer Schedule

October 28, 2004: Board of Directors Meeting
October 28, 2004: Share Transfer Contract concluded
October 29, 2004: Transfer of shares

II. Reasons

CYBIRD sold a portion of its stake in K Laboratory, previously a consolidated subsidiary, to usen on September 28, 2004 to build a base for a broad cooperative relationship with usen in the field of music distribution through mobile phones. To further strengthen the relationship between the CYBIRD and use groups, CYBIRD decided to sell another portion of K Laboratory to usen.

III. Impact on CYBIRD's Performance in the Current Fiscal Year

A gain on sale of shares of ¥269 million has been realized by this transaction. Combined with the previous sale of shares, the Company will book an approximately ¥1.8 billion gain on sale of shares of affiliates in the current fiscal year. Therefore, taking into consideration other factors in addition to the share transfers, CYBIRD intends to announce its revisions of the forecasts of consolidated and non-consolidated performance estimates for the fiscal year ending March 2005 made public by CYBIRD on May 25, 2004.

dlw 11/3

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Reference

As part of the process of renewing its corporate image and strengthening its brand power, K Laboratory Co., Ltd. will change its name to KLab Co., Ltd., effective November 1, 2004.

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